Exhibit 99.1

IAMGOLD APPOINTS NEW CEO

Toronto, Ontario, September 8, 2010 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today announced that Stephen J.J. Letwin has been appointed as President and Chief Executive Officer of the Company effective November 1, 2010.

Mr. Letwin most recently served as Executive Vice President, Gas Transportation & International with Enbridge Inc. and has been based in Houston, Texas.  Mr. Letwin was responsible for all aspects of Enbridge’s natural gas operations, including overall responsibility for Enbridge Energy Partners (US$6.5 billion market capitalization) as the partnership’s Managing Director. In 1999, he joined Enbridge as President and Chief Operating Officer, Energy Services, based in Toronto, Canada, and was responsible for leading the energy services business unit to profitability and then its subsequent sale.

Before joining Enbridge, Mr. Letwin served as Chief Financial Officer with TransCanada Pipelines Limited, Numac (Westcoast Energy), and Encor Energy. Mr. Letwin holds an MBA from the University of Windsor, is a Certified General Accountant, a graduate of McMaster University (B.Sc., Honors), and a graduate of the Harvard Advanced Management Program.  He currently serves on the Board of Directors of Precision Drilling and Mancal Corporation.

William Pugliese, Chairman stated: “Steve brings a proven track record in both operations and acquisitions in a highly competitive sector of the resources industry. Given Steve’s proven leadership experience and stellar business achievements, I am confident he will deliver superior returns to our stakeholders.  We look forward to Steve’s leadership and his impact to the future growth and prosperity of IAMGOLD.”

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from 8 gold mines on 3 continents and over 4 million kilograms of niobium from the Niobec mine in Canada.   IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and in the Canadian provinces of Ontario and Québec.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520  Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
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